UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024.

Commission File Number: 001-37384

GALAPAGOS NV

(Translation of registrant’s name into English)

Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Annual Shareholders’ Meeting and Extraordinary Shareholders’ Meeting Results

On April 30, 2024, Galapagos NV (the “Company”) held its Annual Shareholders’ Meeting (the “Annual Meeting”) and its Extraordinary Shareholders’ Meeting (the “Extraordinary Meeting”, together with the Annual Meeting, the “Meetings”). The minutes and other documentation pertaining to the Meetings can be viewed at https://www.glpg.com/shareholders-meetings within 15 days of the Meetings. The final results of each of the agenda items submitted to a vote of the shareholders at the Meetings are set forth below.

Annual Meeting Results

Agenda item 2: acknowledgement and approval of the non-consolidated annual accounts of the Company for the financial year ended on 31 December 2023, and approval of the allocation of the annual result as proposed by the Board of Directors

The Company’s shareholders’ meeting resolved to approve the non-consolidated annual accounts of the Company for the financial year ended on 31 December 2023, and the allocation of the annual result as proposed by the Board of Directors.

Agenda item 5: acknowledgement and approval of the remuneration report

The Company’s shareholders’ meeting resolved to approve the remuneration report included in the annual report of the Board of Directors for the financial year ended on 31 December 2023.

Agenda item 6: acknowledgement and approval of the amended renumeration policy

The Company’s shareholders’ meeting resolved to approve the amended renumeration policy.

Agenda item 7: release from liability to be granted to the (current and former) members of the Board of Directors, and the (current and former) statutory auditor for the performance of their respective mandates during the financial year ended on 31 December 2023.

The Company’s shareholders’ meeting resolved, by a separate vote, to release each (current and former) member of the Board of Directors, and the (current and former statutory) auditor from any liability arising from the performance of their respective mandates during the financial year ended 31 December 2023.

Agenda item 8: renumeration of directors

The Company’s shareholders’ meeting resolved, upon the recommendation and advice of the Remuneration Committee of the Company, that the annual compensation (excluding expenses) of the non-executive directors, other than the non-executive directors representing a shareholder, for the exercise of their mandate shall consist of a cash remuneration and an equity-based remuneration as follows:

(a) cash remuneration: (i) Chairperson of the Board of Directors: EUR 110,000; (ii) Lead Non-Executive Director: EUR 75,000, (iii) other non-executive directors: EUR 55,000 each; (iv) additional annual compensation for the chairpersonship of a committee within the Board of Directors: EUR 20,000; and (v) additional annual compensation for the membership of a committee within the Board of Directors: EUR 15,000;

(b) equity-based remuneration: (i) Chairperson of the Board of Directors: EUR 110,000; (ii) Lead Non-Executive Director: EUR 75,000; (iii) other non-executive directors: EUR 55,000 each; in each case (i), (ii) and (iii) subject to the requirement to use the net amount (after taxes) to acquire Galapagos shares. These latter payments make up the equivalent of an equity component of the directors’ remuneration and the resulting shares are to be held until at least one year after the non-executive director leaves the Board of Directors and at least three years after the time of acquisition.

The abovementioned remuneration for the Chairperson of the Board of Directors will only be payable if such Chairperson is not simultaneously Chief Executive Officer (CEO) of the Company. The abovementioned remuneration for the Lead Non-Executive Director will only be payable to the extent appointed in accordance with Galapagos’ Corporate Governance Charter.

The Company’s shareholders’ meeting resolved, that the mandate of a non-executive director representing a shareholder will not be remunerated.

The rules set out above shall apply as per 1 May 2024.

Agenda item 9: re-appointment of Dr. Elisabeth Svanberg as independent non-executive director

The Company’s shareholders’ meeting resolved, upon proposal of the Board of Directors, and in accordance with the recommendation and advice of the Company’s Nomination Committee, to (a) to re-appoint Dr. Elisabeth Svanberg as an independent non-executive member of the Board of Directors of the Company, for a period of four years, effective as of today, ending immediately after the annual shareholders’ meeting to be held in 2028, and (b) to confirm her mandate as an independent member of the Board of Directors since (i) Dr. Elisabeth Svanberg meets the independence criteria set forth in article 7:87 of the Belgian Companies and Associations Code, and article 3.5 of the Belgian Corporate Governance Code 2020, (ii) Dr. Elisabeth Svanberg has explicitly declared not to have (and the Board of Directors is not aware of) any connections with the Company or a major shareholder, which would interfere with her independence, and (iii) the Board of Directors has no indication of any element that might call Dr. Elisabeth Svanberg’s independence into question. The shareholders’ meeting also resolved that the mandate of Dr. Elisabeth Svanberg is remunerated as provided for non-executive members of the Board of Directors in the Company’s remuneration policy and as approved by the shareholders’ meeting from time to time.

Agenda item 10: appointment of Dr. Susanne Schaffert as independent non-executive director

The Company’s shareholders’ meeting resolved, upon proposal of the Board of Directors, and in accordance with the recommendation and advice of the Company’s Nomination Committee, to (a) to confirm the appointment by co-optation on 12 June 2023, following the resignation of Dr. Rajesh Parekh on 10 June 2023, and to appoint Dr. Susanne Schaffert as an independent non-executive member of the Board of Directors of the Company, for an additional period of four years, up to and including the closing of the annual shareholders’ meeting to be held in 2028 which will have decided upon the financial statements for the financial year ended on 31 December 2027, and (b) to confirm her mandate as an independent member of the Board of Directors since (i) Dr. Susanne Schaffert meets the independence criteria set forth in article 7:87 of the Belgian Companies and Associations Code, and article 3.5 of the Belgian Corporate Governance Code 2020, (ii) Dr. Susanne Schaffert has explicitly declared not to have (and the Board of Directors is not aware of) any connections with the Company or a major shareholder, which would interfere with her independence, and (iii) the Board of Directors has no indication of any element that might call Dr. Susanne Schaffert’s independence into question. The shareholders’ meeting also resolved that the mandate of Dr. Susanne Schaffert is remunerated as provided for non-executive members of the Board of Directors in the Company’s remuneration policy and as approved by the shareholders’ meeting from time to time.

Agenda item 11: appointment of Mr. Simon Sturge as independent non-executive director

The Company’s shareholders’ meeting resolved, upon proposal of the Board of Directors, and in accordance with the recommendation and advice of the Company’s Nomination Committee, to (a) confirm the appointment by co-optation on 19 September 2023, following the resignation of Dr. Mary Kerr on 18 September 2023, and to appoint Mr. Simon Sturge as an independent non-executive member of the Board of Directors of the Company, for an additional period of four years, up to and including the closing of the annual shareholders’ meeting to be held in 2028 which will have decided upon the financial statements for the financial year ended on 31 December 2027, and (b) confirm his mandate as an independent member of the Board of Directors since (i) Mr. Simon Sturge meets the independence criteria set forth in article 7:87 of the Belgian Companies and Associations Code, and article 3.5 of the Belgian Corporate Governance Code 2020, (ii) Mr. Simon Sturge has explicitly declared not to have (and the Board of Directors is not aware of) any connections with the Company or a major shareholder, which would interfere with his independence, and (iii) the Board of Directors has no indication of any element that might call Mr. Simon Sturge’s independence into question. The shareholders’ meeting also resolved that the mandate of Mr. Simon Sturge is remunerated as provided for non-executive members of the Board of Directors in the Company’s remuneration policy and as approved by the shareholders’ meeting from time to time.

Agenda item 12: appointment of Mr. Andrew Dickinson as non-executive director

The Company’s shareholders’ meeting resolved, upon proposal of the Board of Directors, and in accordance with the recommendation and advice of the Company’s Nomination Committee, to confirm the appointment by co-optation on 26 March 2024, and with effect as per 27 March 2024, following the resignation of Mr. Daniel O’Day on 26 March 2024, and to appoint Mr. Andrew Dickinson as a non-executive member of the Board of Directors of the Company, for an additional period of four years, up to and including the closing of the annual shareholders’ meeting to be held in 2028 which will have decided upon the financial statements for the financial year ended on 31 December 2027. The shareholders’ meeting also resolved that the mandate of Andrew Dickinson will not be remunerated.

Agenda item 13: charging of the statutory auditor with respect to the “assurance” of the CSRD sustainability reporting

The Company’s shareholders’ meeting resolved, upon proposal of the Board of Directors, and in accordance with the recommendation of the Company’s Audit Committee, and taking into account the pending transposition of the Corporate Sustainability Reporting Directive 2022/2464/EU (“CSRD”) into Belgian Law, to (a) charge the Company’s statutory auditor, being BDO Bedrijfsrevisoren BV, with its registered office at Da Vincilaan 9/E.6, 1930 Zaventem, and registered with the Crossroads Enterprise Database (RPR Brussels, Dutch-speaking division) under the number 0431.088.289, permanently represented by Ellen Lombaerts, for a period of one year, with the assurance of the sustainability reporting of the Company, as referred to in the CSRD, for the financial year ending on 31 December 2024 in accordance with applicable law, and (b) determine the remuneration of BDO Bedrijfsrevisoren BV for such assurance at EUR 120,000.00 (if any, VAT exclusive). The charging of the statutory auditor with respect to the aforementioned assurance will expire immediately after the annual shareholders’ meeting to be held in 2025.

Extraordinary Meeting Results

Agenda item 3: approval of the issuance of one (1) new subscription right (in the form of a warrant) for the benefit of Gilead Therapeutics and related cancellation of the statutory preferential subscription right

The Company’s shareholders’ meeting resolved to approve the issuance of one (1) new subscription right (in the form of a warrant) for the benefit of Gilead Therapeutics, called the ‘Subsequent Gilead Warrant B’ (the “Warrant”), and to cancel, in the interest of the Company, the statutory preferential subscription right of the existing shareholders of the Company (and, insofar as required, of the Company’s existing holders of subscription rights (stock options)) for the benefit of Gilead Therapeutics, in accordance with the report of the Board of Directors prepared in accordance with articles 7:180, 7:191 and 7:193 of the Belgian Companies and Associations Code, as referred to in item 1 of the agenda.

In view thereof, the Company’s shareholders’ meeting resolved to approve the terms and conditions (the “Conditions”) of the Warrant as set forth in Annex 1 to the report of the Board of Directors referred to in item 1 of the agenda, a copy of which shall remain attached to the minutes reflecting the present resolution. The main Conditions of the Warrant can, for informational purposes, be summarized as follows:

a)	Issuer of the Warrant: The Company.

b)

Term: The Warrant has a term starting as of the date of this resolution and ending on 11:59 p.m. on the calendar day before the fifth anniversary of the date of this resolution. The Warrant can be exercised at one or several occasions as from 23 August 2024 (on 11:59 p.m.) during the entire term of the Warrant, but not more than once per period of three (3) months. As set out in the Conditions, this limitation does not apply in case of material development regarding the Company or the trading of the Company’s shares, or in case of certain (requests for) convocations of shareholders’ meetings of the Company.

c)	Issue Price: The Warrant will be issued without any additional consideration being due by Gilead Therapeutics or any of its affiliates.

d)

Exercise Price: The Exercise Price (as defined in the Conditions) of the Warrant shall, per share that shall be subscribed for upon an exercise of the Warrant in relation to such shares, be equal to the greater of (i) 120% multiplied by the arithmetic mean of the daily volume weighted average trading price of the Company’s shares as traded on Euronext Brussels and Euronext Amsterdam (or such other regulated markets on which the Company’s shares will be trading at that time) on each of the trading days during the period of 30 calendar days ending on the calendar day immediately preceding the date of the Exercise Notice (as defined in the Conditions) with respect to such exercise, and (ii) EUR 140.59. The Exercise Price is subject to adjustments set out in the Conditions.

e)

Number of shares issuable upon an exercise of the Warrant: Subject to the Conditions, the Warrant entitles the holder thereof to subscribe, during the entire term of the Warrant, upon each exercise of the Warrant, for a maximum number of shares that is sufficient to bring the number of shares owned by Gilead Therapeutics, Gilead Sciences and any of their affiliates and any other party Acting in Concert (as defined in the Conditions) with Gilead Therapeutics, Gilead Sciences or any of their affiliates to 29.9% of the actually issued and outstanding shares immediately after the issue of the shares that are to be issued upon the relevant exercise of the Warrant (rounded down to the nearest whole share) (the “Warrant Limit”). The Warrant remains outstanding for the remaining duration of its term even if exercised for a number of shares that is equal to the then applicable Warrant Limit. For clarity, the overall shareholding resulting from the full exercise of the Warrant shall in aggregate not exceed 29.9%.

f)

Nature of the Warrant: The Warrant will confer the right (but not the obligation) to subscribe, upon any exercise of the Warrant, for a number of new shares to be issued by the Company, as aforementioned. Except as otherwise provided for under Belgian law, the holder of the Warrant will be no shareholder of the Company solely by virtue of holding the Warrant, and therefore does not have the rights of a shareholder in relation to the shares to be issued or delivered to the holder of the Warrant upon an exercise of the Warrant until the issue or delivery of the relevant shares.

g)	Form of the Warrant: The Warrant will be in registered form.

h)	No listing of the Warrant: The Warrant shall not be listed at any time on a securities exchange, regulated market or similar securities market.

i)	Allocation and subscription: The Warrant will be allocated to Gilead Therapeutics, and can only be subscribed for by Gilead Therapeutics.

j)

Underlying shares: Each new share to be issued by the Company upon each exercise of the Warrant shall be fully paid up and shall have the same rights and benefits as, and rank pari passu in all respects including as to entitlement to dividends and other distributions, with the existing and outstanding shares of the Company at the moment of their issue and will be entitled to dividends and other distributions in respect of which the relevant record date or due date falls on or after the date of their issue.

The Company’s shareholders’ meeting resolved, subject to, and to the extent of, each exercise of Warrant, to increase the Company’s share capital and to issue the relevant number of new shares issuable upon such exercise as provided for in the relevant Conditions of the Warrant.

The Company’s shareholders’ meeting resolved that any issue premium that will be booked in connection with the exercise of the Warrant and the issuance of new shares, as applicable, shall be accounted for on the liabilities side of the Company’s balance sheet as net equity. The account on which the issue premium shall be booked shall, like the share capital, serve as the guarantee for third parties and, save for the possibility of a capitalization of those reserves, can only be reduced on the basis of a valid resolution of the general shareholders’ meeting passed in the manner required for an amendment to the Company’s articles of association.

The Company’s shareholders’ meeting resolved to authorize the Board of Directors to implement and execute the resolutions passed by the shareholders’ meeting of the Company in connection with the Warrant, and to take all steps and carry out all formalities that shall be required by virtue of the Conditions of the Warrant, the Company’s articles of association and applicable law in order to issue or transfer shares upon an exercise of Warrant. Furthermore, each of the General Counsel of the Company and the directors of the Company (each such person, a “Special Proxy Holder”), acting individually and with possibility of sub-delegation and the power of subrogation, shall have the power, upon each exercise of the Warrant, to proceed with the recording of (i) the capital increase and issue of new shares resulting from such exercise, (ii) the allocation of the issue price to the share capital and (as applicable) the issue premium in accordance with the relevant Conditions of the Warrant, (iii) the amendment of the Company’s articles of association in order to reflect the new share capital and number of outstanding shares following the exercise of the Warrant and the issuance of new shares. Finally, each Special Proxy Holder, acting individually and with possibility of sub-delegation and the power of subrogation, shall also have the power, upon an exercise of a Warrant, (a) to sign and deliver, on behalf of the Company, the relevant Euroclear, Euronext, and bank documentation, the share register and all necessary documents in connection with the issuance and delivery of the shares (acquired as a result of the exercise of the Warrant) to the beneficiary and (b) to do whatever may be necessary or useful (including but not limited to the preparation and execution of all documents and forms) for the admission of the shares issued upon an exercise of the Warrant to trading on the regulated markets of Euronext Brussels and Euronext Amsterdam (and such other regulated markets on which the Company’s shares will be trading at that time).

Agenda item 5: renewal of the authorization to the Board of Directors to increase the share capital within the framework of the authorized capital by up to 20% of the share capital

The Company’s shareholders’ meeting resolved to renew the authorization to the Board of Directors to increase the share capital on one or more occasions, during a period of five (5) years as of the publication in the Annexes to the Belgian State Gazette of this authorization, with an aggregate amount equal to up to 20% of the current amount of the share capital of the Company, and this in accordance with the terms and conditions set forth in the report of the Board of Directors prepared in accordance with article 7:199 of the Belgian Companies and Associations Code, as referred to in item 4 of the agenda of the Extraordinary Shareholders’ Meeting. Consequently, the shareholders’ meeting resolved to delete the section “Authorized Capital” of the temporary provisions of the articles of association of the Company entirely and to replace it with the following text (whereby the amount of 20 percent of the subscribed capital referred to below between square brackets shall be determined on the basis of the outstanding subscribed capital at that time):

“Authorized capital

The Board of Directors has been granted the authority to increase the subscribed capital of the company, in accordance with applicable law, in one or several times, to the extent set forth hereafter. This authorization is valid for a period of five years from the date of publication of this authorization in the Annexes to the Belgian State Gazette.

Without prejudice to more restrictive rules set forth by law, the Board of Directors can increase the subscribed capital of the company in one or several times with an amount of up to EUR [•], i.e. 20 percent of the subscribed capital at the time of the convening of the shareholders’ meeting granting this authorization. In accordance with applicable law, the Board of Directors cannot use the aforementioned authorization after the Financial Services and Markets Authority (FSMA) has notified the company of a public takeover bid for the company’s shares.

The capital increases within the framework of the authorized capital may be achieved by the issuance of shares (below, above or at the fractional value of the existing shares, with or without voting rights, and as the case may be in the context of a subscription rights plan for the company’s or its subsidiaries’ members of the personnel within the meaning of article 1:27 of the Belgian Companies and Associations Code (including members of the Board of Directors and/or independent consultants)), convertible bonds and/or subscription rights exercisable by contributions in cash or in kind, with or without issuance premium, and also by the conversion of reserves, issuance premiums, profits carried forward or other equity components. Aforementioned subscription rights plans can provide that, in exceptional circumstances (among others in the event of a change in control of the company or decease), subscription rights can be exercised before the third anniversary of their award, even if the beneficiary of such subscription right is a member of the Board of Directors or a person entrusted with the day-to-day management.

When increasing the subscribed capital within the limits of the authorized capital, the Board of Directors may, in the company’s interest, restrict or cancel the shareholders’ statutory preferential subscription rights, even if such restriction or cancellation is made for the benefit of one or more specific persons other than the company’s or its subsidiaries’ members of the personnel within the meaning of article 1:27 of the Belgian Companies and Associations Code.

The Board of Directors can ask for an issuance premium when issuing new shares in the framework of the authorized capital. If the Board of Directors decides to do so, such issuance premium is to be booked on a non-available reserve account that can only be reduced or transferred by a decision of the shareholders’ meeting adopted in the manner required for amending the articles of association.

The Board of Directors is authorized to bring the company’s articles of association in line with the capital increases which have been decided upon within the framework of the authorized capital, or to instruct a notary public to do so.”

Agenda item 6: proxy for coordination

The Company’s shareholders’ meeting resolved to authorize each collaborator of notary Gauthier Clerens or notary Matthieu Derynck to draw up, sign and file the coordinated text of the Company’s articles of association in the electronic database provided for that purpose under the applicable laws.

Agenda item 7: authorization to the Board of Directors

The Company’s shareholders’ meeting resolved to grant all powers to the Company’s Board of Directors to execute the decisions taken.

Agenda item 8: proxy for the Crossroad Bank for Enterprises, counters for enterprises, registers of the enterprise court, administrative agencies and fiscal administrations

The Company’s shareholders’ meeting resolved to grant a special power of attorney to any member of the Board of Directors and/or Mrs. Valeria Cnossen, Mrs. Annelies Denecker, Mrs. Elien van Mol and Mr. Stefan Mees, who – for the execution of this proxy – are all electing domicile at Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium, each acting separately and each with individual power of substitution and sub-delegation, to fulfill all formalities and/or sign all documents that must be fulfilled or signed in the name of or on behalf of the Company pursuant to or in the framework of the foregoing, including, but not limited to, the completion of all necessary formalities with the Crossroad Bank for Enterprises, counters for enterprises, registers of the enterprise court, administrative agencies and fiscal administrations with respect to the decisions taken at the present meeting.

The information contained in this Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File Nos. 333-204567, 333-208697, 333-211834, 333-215783, 333-218160, 333-225263, 333-231765, 333-249416, 333-260500, 333-268756, and 333-275886).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GALAPAGOS NV
(Registrant)

Date: May 1, 2024	/s/ Annelies Denecker
Annelies Denecker
Company Secretary